No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER

PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT

OF 1940 GRANTING AN EXEMPTION FROM SECTION 12(d)(3) OF THE

INVESTMENT COMPANY ACT OF 1940

BLACKROCK KELSO CAPITAL CORPORATION

40 East 52nd Street

New York, New York 10022

(212) 810-5800

All Communications, Notices and Orders to:

James R. Maher	Michael B. Lazar
Chief Executive Officer	Chief Operating Officer
BlackRock Kelso Capital Corporation	BlackRock Kelso Capital Corporation
40 East 52nd Street	40 East 52nd Street
New York, New York 10022	New York, New York 10022

Copies to:

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Suite 700

Washington, D.C. 20001

August 2, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: BLACKROCK KELSO CAPITAL CORPORATION 40 East 52nd Street New York, New York 10022 (312) 205-5050 File No. 812- Investment Company Act of 1940	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

I.	INTRODUCTION

BlackRock Kelso Capital Corporation (the “Company”), a Delaware corporation operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)1 under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”),2 hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act granting an exemption from the

[1]	Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

[2]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act or the rules adopted thereunder.

provisions of Section 12(d)(3), to the extent necessary, to permit the Company to continue to hold up to 100% of the outstanding equity interests of a portfolio company (“Asset Manager”)3 to be formed, and to make additional investments in the Asset Manager following such time as Asset Manager is required to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

As more fully described herein, Asset Manager will be required to be registered as an investment adviser with the Commission at such time as the Asset Manager has $25 million4 in assets under management. The Company intends to form Asset Manager and will directly own 100% of Asset Manager’s equity and voting interests. Asset Manager has not yet been formed but will register as an investment adviser under the Advisers Act prior to it having $25 million in assets under management.

Asset Manager, and/or its wholly-owned subsidiaries that it may from time to time establish, will manage one or more funds (the “Funds”).5 One or more of the wholly-owned subsidiaries that the Asset Manager may establish in the future may be required to register with the Commission as investment advisers.6 The Funds may consist of managed collateralized loan obligations (“CLOs”) and other securitization vehicles, as well as other funds and investment instruments or managed accounts that may hold debt, which may be syndicated or distressed, or

[3]	Asset Manager will be formed prior to any grant of relief sought in this application.
[4]	Because Asset Manager will be based in New York, it will be required to be registered as an investment adviser with the Commission at such time as the Asset Manager has $25 million in assets under management.
[5]	The Company may also act as an asset manager in the future and will register as an investment adviser under the Advisers Act if required. To the extent the Company enters into any investment advisory arrangements, the Company may assign such arrangements to the Asset Manager upon issuance of the Order.
[6]

To the extent it is determined that a wholly owned subsidiary of Asset Manager is required to register with the Commission as an investment adviser, this request for relief is intended to cover the continued ownership by Asset Manager of the subsidiaries.

other credit opportunities. In addition to managing the Funds, from time to time, Asset Manager may invest in debt and/or equity securities issued by certain of the Funds. Asset Manager also may act as sub-adviser or sub-manager to private investment funds.7

The Company believes that the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. As discussed in greater detail below, the Commission has granted relief similar to that being requested herein to Ares Capital Corporation, Kohlberg Capital Corporation, American Capital, Ltd., Baker, Fentress & Company, PMC Capital Inc., Broad Street Investing Corporation, and General American Investors Company, Inc. The Company and any other majority-owned subsidiaries that rely on the relief will comply with the terms and conditions in this Application, including that the Company will continue to hold, directly or indirectly, 50% or more of Asset Manager and any wholly-owned subsidiary of Asset Manager.

II.	THE COMPANY

A.	Organization and Business

The Company was incorporated in Delaware on April 13, 2005 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 40 East 52nd Street, New York, New York 10022.

[7]	Any reference in this Application to Asset Manager serving as a manager is intended to also encompass any sub-advisory and sub-management services.

In connection with its initial public offering of common stock (the “IPO”), the Company filed a registration statement on Form N-2 (File No. 333-141090) (the “N-2”) under the Securities Act of 1933. Effective June 25, 2007, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The registration statement was declared effective on June 26, 2007 and the Company completed its initial public offering of its common stock, par value $0.001, on July 2, 2007. Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The Company’s common stock is listed on the NASDAQ Global Select Market and trades under the ticker symbol “BKCC.”

The Company operates as a BDC under the 1940 Act. The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments. The Company invests primarily in middle-market companies in the form of senior and junior secured, unsecured and subordinated debt securities and loans, each of which may include an equity component, and by making direct preferred, common and other equity investments in such companies.

The board of directors of the Company (the “Board”) has seven members, of which six members are not considered “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act. As of March 31, 2013, the Company had no employees and four executive officers. Subject to the overall supervision of the Board, BlackRock Kelso Capital Advisors LLC (the “Investment Adviser”), a Delaware limited liability company, serves as the investment adviser to the Company pursuant to an Investment Management Agreement dated June 22, 2008 (as amended and re-approved from time to time by the Board). The Investment Adviser is registered under the Advisers Act.

III.	ASSET MANAGER

Asset Manager, a to-be-formed Delaware limited liability company, will act as the manager and investment adviser to certain Funds that may or may not be portfolio companies of the Company. Asset Manager will manage CLOs and other securitization vehicles, as well as other funds and investment instruments or managed accounts that will hold debt, which may be syndicated or distressed, or other credit opportunities. The Funds will generally focus on acquiring investments through secondary or other market purchases where the investment has been structured, originated and led by a third party. In addition to managing the Funds, from time to time, Asset Manager may invest in debt and/or equity securities issued by certain of the Funds. Asset Manager also may act as sub-adviser or sub-manager to private investment funds.

Asset Manager will be independently managed by officers and/or managing directors of the Asset Manager that will spend a significant portion of their time at Asset Manager, but that may also provide services to the Investment Adviser. Compensation and expenses for such officers will be allocated among Asset Manager and the Investment Adviser. Asset Manager will also have overlap of some investment personnel with the Investment Adviser in accordance with staffing arrangements.

In accordance with Sections 203 and 203A of the Advisers Act, Asset Manager will be required to be registered with the Commission as an investment adviser under the Advisers Act once it has $25 million in assets under management. Asset Manager will take appropriate steps to ensure that it is registered as an investment adviser with the Commission prior to such time that Asset Manager has $25 million in assets under management.

IV.	RELATIONSHIP BETWEEN THE COMPANY AND ASSET MANAGER

The Company and Asset Manager each will benefit from their mutual relationship. Their respective businesses will be complementary to one another as they each will make debt investments. However, the Company and Asset Manager will operate their businesses with a different focus on what type of investments they make based on what is appropriate for each of their return and risk parameters.

The Company’s investment objective is to generate both current income and capital appreciation by making investments in middle-market companies in the form of senior and junior secured, unsecured and subordinated debt securities and loans, each of which may include an equity component, and by making direct preferred, common and other equity investments in such companies. The Company believes that a tight supply of credit due to deleveraging by banks provides a promising environment in which to originate investments in middle-market companies. The Company’s origination efforts include calling on financial institutions such as investment banks, commercial banks, specialty finance companies and private equity firms; as well as on advisory firms, trade associations and the owners and managers of middle-market companies with whom its investment professionals and investment committee members have relationships. In contrast to the Company’s origination focus, Asset Manager does not intend to manage Funds focused primarily on originated loans but rather expects to manage and invest in CLOs and other securitization vehicles, as well as other funds and investment instruments or managed accounts that will hold debt, which may be syndicated or distressed, or other credit opportunities. The Funds will generally focus on acquiring investments through secondary or other market purchases where the investment has been structured, originated and led by a third party. Thus, while their businesses will be complementary, the Company and Asset Manager will pursue different investment strategies and therefore, the possibility of conflicts are expected to be de minimis.

Because investment decisions made by Asset Manager will be made independently of those of the Company, such decisions will not result in a conflict. As set forth above, the Company’s Board is composed of a majority of independent directors. Although Asset Manager will be a wholly owned subsidiary of the Company and may have an overlap of some investment personnel with the Investment Adviser, Asset Manager will manage investments separately on a day-to-day basis and investment decisions will be determined under the investment policies established by Asset Manager’s investment committee. In addition, under certain circumstances, the Asset Manager may invest in certain of the Funds, and the Company may, from time to time, invest in one or more of the Funds to the extent permitted by applicable law.

The opportunity for the Company and Asset Manager to acquire the same instrument from an issuer or other third party generally will only exist for investment activity in the secondary market, which is a de minimis part of the Company’s business. As a result, the Company and Asset Manager generally will not co-invest in the same instruments. Thus, as a practical matter, there will generally be no investment allocation conflicts between the Company and Asset Managers.

However, from time to time, investment opportunities may be appropriate for the Company and other affiliates or Funds managed by Asset Manager. Whether and the extent to which affiliates participate in investment opportunities will be affected by the characteristics of these entities, including their investment objectives and restrictions and applicable law. To the extent that an investment opportunity is appropriate for all or some of these entities, such opportunity will be offered on a pro-rata basis to applicable affiliated entities in accordance with the Investment Adviser’s allocation policy. All entities participating in the same investment opportunity will participate on the same material terms, conditions, price, class of securities to be purchased, settlement date and/or registration rights in accordance with the Investment Adviser’s allocation policy, thereby mitigating any conflicts that may arise.8

V.	REASONS FOR REQUEST

A.	The Growth and Increased Profitability of the Company

The Company believes that Asset Manager’s business will grow, either through organic growth or through acquisitions, which, in turn, will increase its assets under management. The Company believes that an increase in Asset Manager’s assets under management is in the best interests of the Company and its shareholders because: (1) as Asset Manager’s assets under management increase, the value of the Company’s investment in Asset Manager will likely increase; (2) the Company intends to expend capital and other resources to develop Asset Manager and the Company’s shareholders should be permitted to benefit from Asset Manager’s growth and profitability as a registered investment adviser; and (3) there is an opportunity cost for the Company and, thus, the Company’s shareholders, in the form of possible lost revenue streams from Asset Manager, for the Company to forego the formation of and continued investment in Asset Manager, which regulatory limitations would, absent relief, require. In addition, because the Asset Manager’s business will be complementary to the Company’s existing business an increase in the Asset Manager’s assets under management should also increase the Company’s investment opportunities, which is also in the best interests of the Company and its shareholders.

[8]	Such investments would be effected consistent with Commission staff no-action positions (See, e.g., Massachusetts Mutual Life Insurance Co. (pub. Avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. Avail. July 28, 2000) and SMC Capital, Inc. (pub. Avail. Sept. 5, 1995)).

1. As Asset Manager’s assets under management increase, the value of the Company’s investment will likely increase. As Asset Manager’s assets under management increase, the revenue generated by the advisory fees it charges is also expected to increase. The increased revenue should, in turn, result in an increase in the value of the Company’s investment in Asset Manager, which will inure to the benefit of the Company’s shareholders. Further, Asset Manager may be even more attractive as an asset manager if it were a registered investment adviser, which could lead to additional assets under management, and this benefit should, again, inure to the Company’s shareholders. In addition, the growth of Asset Manager’s assets under management over time should reduce Asset Manager’s initial operating expense ratios and, thus, increase its profitability. Asset Manager’s operating expenses as a percentage of its assets under management are likely to decline as Asset Manager’s assets under management increase because personnel and other operating expenses do not typically increase proportionately with increases in the amount of assets managed. Therefore, over time, the Company’s shareholders should gain additional value from the Company’s investment.

2. The Company intends to expend capital and other resources to develop Asset Manager and the Company’s shareholders should be permitted to benefit from Asset Manager’s future growth and profitability as a registered investment adviser. The Company enters into each investment it makes for the purpose of adding value to the portfolio company. The Company’s proposed relationship to Asset Manager is an example of this approach to investing. Beginning with its initial formation of Asset Manager, the Company will contribute to Asset Manager’s growth. The Company will provide financing to fund working capital and to support the asset management activities of Asset Manager. In addition, the Company’s senior-level officers will provide managerial assistance to Asset Manager’s management team to assist them with building their business. These investments of capital and other resources are the means through which the Company grows the value of its portfolio investments and, in turn, grows its returns to its shareholders. The Company will significantly contribute to the organization of Asset Manager, and the Company believes that it is likely that Asset Manager will become valuable as a registered investment adviser. Allowing the Company to hold and invest in Asset Manager as a portfolio company following its registration as an investment adviser (which, absent relief, the Company would not be able to do) is both consistent with the investment objectives of the Company and beneficial to the Company’s shareholders.

3. The opportunity cost for the Company of having to forego the investment in Asset Manager would likely cause economic harm to the Company and, thus, the Company’s shareholders, in the form of possible lost revenue streams from the Company’s ownership in Asset Manager. The Company intends to own 100% of the interests in Asset Manager, thereby causing Asset Manager to become a wholly owned portfolio company of the Company. As noted above, Asset Manager will be required to be registered with the Commission once it has $25 million in assets under management. Given the plans for Asset Manager, it is likely that Asset Manager will be required to register with the Commission as an investment adviser. If the requested Order is not issued, the Company would not be able to hold any investment interest in Asset Manager once Asset Manager becomes a registered investment adviser, thus not allowing the Company to participate in any growth of Asset Manager. Given the foregoing, it is only in the best interest of the Company and consequently, its shareholders, for the Company to develop and invest in Asset Manager if the requested relief is granted.

The Company’s management and its Board have considered each of the factors discussed above and believe that having the ability to own and invest in Asset Manager is in the best interests of the Company’s shareholders and its business. As discussed above, the Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments. Forming Asset Manager as a portfolio company and growing the Asset Manager’s business is consistent with the Company’s investment objective and stated business model and furthers the Company’s Congressional mandate as a BDC to bring capital to middle market companies. In the absence of the requested exemptive relief, the Company would be left with only one, undesirable, option - to forego the opportunity of creating and investing in Asset Manager because of the inevitable consequence of losing the potential revenue stream that the operation of Asset Manager as described herein is reasonably anticipated to provide. Being effectively prohibited from creating and investing in Asset Manager would require the Company to forego an opportunity to enhance the company’s financial performance through activities closely related to its core lending business. The Company will provide information regarding its investment in Asset Manager to its shareholders through its annual and periodic filings with the Commission and other public disclosure, as it does with its other portfolio investments. Any material risks to the Company and its business from the growth in its investment in Asset Manager and the expected growth of Asset Manager would also be identified and publicly disclosed through the Company’s annual and periodic filings with the Commission. The Company’s continued investment in Asset Manager once it becomes a registered investment adviser will not be subject to a shareholder vote as no such vote is required under the 1940 Act or any other applicable law.

As discussed further in Section VI, below, we believe that the operation of Asset Manager is wholly consistent with the Congressional mandate set forth in the legislation that created BDCs.

VI.	DISCUSSION OF AUTHORITY

A.	Section 12(d)(3)

Section 12(d)(3) provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which…are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

Asset Manager will be a wholly-owned portfolio company of the Company. However, Asset Manager will not be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons. The Company’s proposed ownership of Asset Manager, if it becomes necessary for Asset Manager to register as an investment adviser, may cause the Company to violate Section 12(d)(3), and in any case, the Company could not make additional investments in Asset Manager after Asset Manager is a registered adviser unless the requested Order is issued. As a practical matter, this would require the Company to forego an investment in Asset Manager because of the inevitable consequence of losing the potential revenue stream that Asset Manager is reasonably anticipated to provide.

Rule 12d3-1 provides certain limited relief from the restrictions of Section 12(d)(3). In relevant part, Rule 12d3-1 provides that:

(a) Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b) Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1) Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

Since the Company expects that all of Asset Manager’s gross revenues will be derived from “securities related activities,” as defined in Rule 12d3-1, and since the Company would own a majority of the outstanding securities of Asset Manager, neither Rule 12d3-1(a) nor Rule 12d3-1(b) applies to exempt the Company from Section 12(d)(3).

As more fully set forth below, the Company believes that being permitted to continuously make investments in Asset Manager is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. In addition, the Commission has previously granted similar exemptive relief to other BDCs and registered closed-end investment management companies to allow those companies to establish an investment adviser subsidiary.9

[9]	Prior to May 1996, Baker Fentress & Company was both a registered closed-end management investment company and a registered investment adviser. Similarly, from 1974 to 1991, General American Investors Company, Inc. operated as both a registered closed-end management investment company and registered investment adviser.

B.	Ownership of Asset Manager is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

Investing in Asset Manager as a portfolio company of the Company does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses, conflicts of interest and reciprocal practices. Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.10 Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”11 Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.12 As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,13 today’s financial services industry is subject to a

[10]	See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rationale of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies.”)
[11]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
[12]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
[13]

See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities-related businesses).

much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into corporate forms that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository (“IARD”), as of July 16, 2012, the vast majority (approximately 88.85%) of investment advisory firms were organized as either corporations or limited liability companies compared to approximately a mere 1.47% of registered investment advisers that were organized as general partnerships.14

The Company’s shareholders would not be exposed to the risk of unlimited liability associated with an interest in Asset Manager because they will be insulated by a layer of liability protection between Asset Manager and the Company as Asset Manager will be organized as a separate entity and structured as a limited liability company and thus the Company also has limited liability with respect thereto. Therefore, if Asset Manager were to experience an unexpected and total loss of capital, the Company would lose only the capital invested in Asset Manager just as the Company would in the case of losses incurred by any other portfolio investment. Asset Manager may also establish majority-owned subsidiaries that may be required to register as investment advisers. The Company’s business, including its other portfolio companies, would be protected from any additional monetary or legal liability. Further, the

[14]

Evolution Revolution 2012 - A Profile of the Investment Adviser Profession (2012) (approximately 38.13% of all registered investment advisers were organized as corporations and 50.72% were organized as limited liability companies).

Company would be required to disclose any material risks to its investment in Asset Manager in its periodic filings with the Commission. Further, at such time as Asset Manager is required to register as an investment adviser under the Advisers Act, it will maintain formal policies and procedures related to its operations, including appointing a chief compliance officer, which are designed to ensure that management of Asset Manager is conducted in the best interests of the Funds, as well as the shareholders of Asset Manager and the Company.

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities-related businesses that might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.15 As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies. The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).16 For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.17 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.18 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was

[15]	15 U.S.C. § 80a-1(b)(2) (1940).
[16]	H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938).
[17]	Id. part I, at 76-77.
[18]	Id.

intended to address what is commonly referred to as “propping.” Propping occurred where a securities-related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities-related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock. As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.19

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.20 As operating companies and other non-securities-related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.21

Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC. As discussed previously, the Company is a BDC that has an

[19]	Id. Part III, at 131 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).
[20]	See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter, “Release 4044”).
[21]	See id.

extensive portfolio of investments that is expected to continue to grow and of which Asset Manager will be a part. As a result, Asset Manager would, as a registered investment adviser, remain but a single component of a much larger organization, and will not be in a position to exercise control or influence over the Company.22 Further, the Company will own 100 percent of the voting interests in Asset Manager and, if the requested relief is granted, will maintain at least a majority ownership of the voting interests in Asset Manager for so long as it is one of the Company’s portfolio companies in order to continue to exercise oversight for the strategic direction of Asset Manager, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices.

As a condition to the Company’s requested relief, the Company will not dispose of any voting interests of Asset Manager if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests of Asset Manager unless the Company disposes of 100 percent of its interest in Asset Manager in order to prevent the Company from becoming a minority shareholder of Asset Manager. Moreover, because the Company is managed by the Investment Adviser and expects in the future to continue to be so managed, it will not be dependent on Asset Manager for the provision of investment advice or other services. In addition, while the Company intends for Asset Manager to continue to grow and succeed (which, in turn inures to the benefit of the Company’s shareholders), the Company’s financial success will not be dependent upon Asset Manager’s success.

On several occasions, the Commission has recognized that some of the concerns that apparently led to the adoption of Section 12(d)(3) are no longer relevant due to the development

[22]

To the same end, so long as Asset Manager is one of the Company’s portfolio companies, the Company will maintain a majority ownership of the voting interests in any subsidiary of Asset Manager that is an investment adviser registered under the Advisers Act.

and advancement of the securities industry. On each of these occasions, the Commission determined that the restrictions imposed by Section 12(d)(3) were overly restrictive and warranted certain exemptive relief. In 1964, the Commission adopted Rule 12d-1, which is now Rule 12d3-1, exempting certain acquisitions from the provisions of Section 12(d)(3).23 The Commission later substantively amended Rule 12d3-1 in 198424 and 1993.25

Holding Asset Manager as a portfolio company of the Company is consistent with the general intent behind the adoption of Rule 12d3-1. When the Rule was adopted in its original form in 1964, the Commission noted that “[i]t appears to the Commission that under certain circumstances the provisions of Section 12(d)(3) operate to reduce the range of securities that investment companies may select for and hold in their portfolios.”26 The Commission further noted that “[i]t appears to the Commission that where the conditions set forth in the Rule are satisfied it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to permit registered investment companies to acquire and hold such investment interests.”27

Thus, in adopting the Rule, the Commission was attempting to reduce the restrictions on investment company investments in companies engaged in securities related activities as long as such reductions did not come at the expense of investor protection. As is noted above, Section 12(d)(3) was intended to protect investors, in part, by limiting entrepreneurial risks and by preventing potential conflicts of interest and reciprocal practices between investment companies and securities-related businesses.

[23]	See Release 4044, supra note 20.
[24]	See Exemption of Acquisitions by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 14036 (July 13, 1984).
[25]	See Investment Company Act Release No. 19716, supra note 11.
[26]	See Release 4044, supra note 20.
[27]	See Release 4044, supra note 20.

In the present case, the Company is requesting that the Commission reduce the restrictions on the investments that it can make in a company that is engaged in securities related activities, and the Company submits that such investment will not raise issues regarding entrepreneurial risks and conflicts of interest and reciprocal practices. Such issues will not arise for the reasons noted herein and because the Company will always own at least a majority of the voting interests in Asset Manager. Furthermore, because Asset Manager would be a downstream affiliate of the Company, the ownership of Asset Manager by the Company would not involve prohibited affiliated transactions because of Rule 57b-1, which exempts from the provisions of Section 57(a) downstream affiliates of business development companies. In adopting Rule 57b-1, the Commission acknowledged that it was the intent of Congress that a statutory exemption be provided for a BDC’s transactions with non-controlled and controlled downstream affiliates.

It is the Company’s belief that an exemption from Section 12(d)(3) is warranted under the circumstances presented here, where a BDC maintains ownership of a registered investment adviser as a portfolio company and that ownership does not present the types of risks that Section 12(d)(3) was designed to prevent. The Company has not yet invested in and formed Asset Manager; however, allowing the Company to make initial and subsequent investments in Asset Manager is both consistent with the purposes fairly intended by the 1940 Act’s policies and provisions, and advances the primary purpose behind the legislation that created BDCs - namely, “to raise funds from both public and private sources and remove unnecessary statutory impediments to their entrepreneurial activities…; [and to] encourage increased cooperation… to promote capital formation.”28 Further, as previously noted, if the requested relief is not granted, the Company will be forced to forego the opportunity of creating and investing in Asset Manager due to the inevitable consequence of losing the potential revenue stream that the operation of Asset Manager is reasonably anticipated to provide when it is required to register with the Commission as an investment adviser. Effectively prohibiting such an investment in Asset Manager runs counter to the purposes of the legislation governing BDCs, which mandates that BDCs assist in the growth and development of their portfolio companies.29

C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Own Significant Interests in Registered Investment Advisers

The Commission has previously granted similar exemptive relief to permit registered investment companies to establish an investment adviser subsidiary. For example, The Vanguard Group, Inc. (“TVGI”), obtained exemptive relief to permit the Vanguard Funds to acquire and capitalize TVGI, which became a registered investment adviser in August 1976.30 In contrast to the relief requested by the Vanguard Funds, the facts presented in this Application pose a less complicated relationship between the Company and Asset Manager that does not give rise to many of the concerns addressed in the requests for relief and subsequent orders issued to the Vanguard Funds. Such concerns largely stemmed from the fact that TVGI was and is responsible for providing advisory, administrative and distribution services to the Vanguard Funds.

[28]	S. Rep. 96-958, 96th Cong., 2d. Sess. at 3 (1980).
[29]	See Small Business Investment Incentive Act of 1980, Pub. L. No. 96-477, 94 Stat. 2275 (Oct. 21, 1980).
[30]	See Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975) (order) (permitting the Vanguard Funds to acquire and capitalize TVGI, and internalize their corporate administrative functions); Investment Company Act Release Nos. 9616 (Jan. 19, 1977) (notice) and 9664 (Mar. 4, 1977) (order) (permitting the Funds to continue to acquire shares of TVGI after TVGI registered as an investment adviser).

Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit externally managed31 and internally managed, non-diversified BDCs to establish investment adviser subsidiaries.32 The Commission granted an order to Ares Capital Corporation, et al. (“Ares”), an externally managed, non-diversified BDC, in 2012 permitting Ares to (a) continue to own (directly or indirectly) up to 100% of the outstanding equity interests of Ivy Hill Asset Management, L.P. (“Ivy Hill”), a wholly-owned portfolio company of Ares, and (b) make additional investments in Ivy Hill, in each case, following such time as Ivy Hill was required to become a registered investment adviser. In 2012, the Commission issued an order to American Capital, Ltd., et al. (“American Capital”), an internally managed, non-diversified BDC, permitting American Capital to continue to hold up to 100% of the outstanding membership interests of American Capital LLC (“AC LLC”), a wholly-owned subsidiary that would register as an investment adviser, and AC LLC to continue to hold up to 100% of the outstanding membership interests of other entities to the extent necessary at such time as AC LLC and the other entities would be required to become registered investment advisers. The Commission also granted an order to Kohlberg Capital Corporation (“KCAP”), an internally managed, non-diversified BDC, in 2012 permitting Kohlberg and its wholly-owned holding companies to continue to hold a greater than 50% equity interest in two investment managers, and special purpose subsidiaries, each of which was a direct or indirect wholly-owned portfolio company of Kohlberg, when the investment managers and special purpose subsidiaries would be required to register as investment advisers.

[31]	See Ares Capital Corporation, Investment Company Act Release Nos. 29977 (Mar. 9, 2012) (notice) and 30024 (Mar. 30, 2012) (order) (pursuant to delegated authority).
[32]	See American Capital, Ltd., Investment Company Act Release Nos. 29973 (Mar. 1, 2012) (notice) and 30010 (Mar. 27, 2012) (order) (pursuant to delegated authority); and Kohlberg Capital Corporation., Investment Company Act Release Nos. 29975 (Mar. 5, 2012) (notice) and 30011 (Mar. 27, 2012) (order) (pursuant to delegated authority).

In addition, the Commission has previously granted similar relief to permit internally managed, registered closed-end investment companies, which are functionally and structurally similar to BDCs, to establish wholly owned registered investment adviser subsidiaries.33 All but two of the previous requests involved a situation in which the subsidiary would provide advisory services to the parent following the complete or partial externalization of the closed-end fund’s management function.34 The request for relief set forth herein does not present the same potential for conflicts of interest and reciprocal practices between investment companies and the investment adviser subsidiaries that were addressed in the previous requests for similar relief largely because Asset Manager will not serve as an investment adviser to the Company.

In 1996, the Commission issued an order to Baker, Fentress & Company, et al. (“Baker Fentress”), a registered, internally managed closed-end fund and registered investment adviser, to permit it to purchase all of the stock of John A. Levin & Co., Inc. (“LEVCO”), a registered investment adviser. Following the acquisition, the order further permitted LEVCO to, among other things, continue to operate and advise certain private investment companies structured as limited partnerships. Baker Fentress sought to generate growth by increasing the assets under management, but was constrained by Code limitations. Baker Fentress formed a wholly owned subsidiary to acquire LEVCO (with its established investment management business and its two wholly owned subsidiaries, one of which was a broker-dealer). LEVCO was then merged into the wholly owned subsidiary and LEVCO’s registered investment adviser’s wholly owned

[33]	See General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).
[34]	The investment adviser subsidiary of PMC Capital, Inc. was organized for the purpose of providing advisory services to a real estate investment trust organized by PMC Capital, Inc.

subsidiaries became wholly owned subsidiaries of the newly formed Baker Fentress subsidiary, New LEVCO. Upon completion of acquisition and merger, Baker Fentress expected that it would externalize the management of one of its portfolios to New LEVCO in addition to its management of the former LEVCO advisory clients.

Because New LEVCO would be Baker Fentress’ investment adviser following the acquisition and merger, it was necessary for the Commission to grant an exemption from Section 2(a)(1), so that Baker Fentress’ directors would not be deemed to be “interested” persons of Baker Fentress solely because of Baker Fentress’ ownership of New LEVCO. As stated previously, the Company’s request for exemptive relief does not raise this issue because Asset Manager will not be responsible for advising the Company. In addition, because of the nature of the transactions involved, it was necessary for Baker Fentress to request relief from Section 17 as well. The Company’s request for relief does not raise any Section 17 concerns because Asset Manager would be a downstream affiliate of the Company. As a BDC, the limitations on transactions with affiliates are regulated by Section 57. Pursuant to Rule 57b-1, transactions with a downstream affiliate of the Company, like Asset Manager, are exempt from the provisions of Section 57(a). This exemption would also apply to any company controlled by Asset Manager because such companies would also be downstream affiliates of the Company. Lastly, the Baker Fentress exemptive application requested an exemption from Section 2(a)(3)(D) so that the limited partners of the private investment company partnerships, which were to be operated and advised by New LEVCO following the acquisition and merger of LEVCO, would not be deemed to be affiliated persons of Baker Fentress solely because of their status as limited partners. The Company’s acquisition of Asset Manager would not raise similar concerns.

While the General American Investors Company, Inc., and Broad Street Investing Corporation requests for exemptive relief are largely similar to the Company’s request, they each involved additional facts or circumstances that necessitated additional relief similar to the Baker Fentress application.35

The General American Investors Company, Inc.36 and Broad Street Investing Corporation exemptive requests both involved the complete or partial externalization of internal management functions of internally managed funds to the newly formed investment adviser subsidiaries of the funds in question. The PMC Capital, Inc. request for relief proposed that PMC Capital, Inc. and the real estate investment trust advised by PMC Capital, Inc.’s newly formed investment adviser subsidiary would enter into a loan origination agreement, which raised the specter of a joint enterprise or other joint arrangement under Section 17(d). The present request for relief does not raise these additional concerns, but it does include many of the same protective conditions included in these prior exemptive relief requests. Therefore, this request should present a stronger case in support of granting exemptive relief.

D.	Investing in Asset Manager is Consistent with the Protection of Investors

Creating and continuing to invest in Asset Manager as a portfolio company following its registration as a registered investment adviser ensures that the economic benefit to be derived from its operations will benefit the shareholders of the Company. Moreover, if the relief requested is not granted, the Company and, thus, the Company’s shareholders, will likely suffer economic harm because the Company will be forced to forego the opportunity of investing in Asset Manager due to the inevitable consequence of being required to prematurely divest its investment in Asset Manager prior to Asset Manager achieving its maximum potential value.

[35]	Broad Street Investing Corporation, Investment Company Release Nos. 7071 (Mar. 16, 1972) (notice) and 7117 (Apr. 4, 1972) (order).
[36]	See, General American Investors Company, Inc., Investment Company Act Release Nos. 18277 (Aug. 19, 1991) (notice) and 18322 (Sept. 17, 1991) (order) (this order amended the order issued in 1980).

Asset Manager will also not subject the Company’s shareholders to additional risks. Because Asset Manager will be but one of the Company’s portfolio companies, continuing to invest in Asset Manager following its registration as a registered investment adviser should not adversely impact the Company’s risk profile. In addition, the Company will have a controlling interest in Asset Manager and have the ability to exercise influence over Asset Manager. Furthermore, as discussed previously, the Company is legally and structurally insulated from liability in connection with Asset Manager’s business. Therefore, from the perspective of the Company’s shareholders, the Company’s ownership of Asset Manager should be viewed no differently than the Company’s investment in its other portfolio companies.

Forming and being able to continue to make additional investments in Asset Manager is consistent with the protection of the Company’s shareholders. The Company’s shareholders’ regulatory protections are in no way compromised if Asset Manager were to be registered and remain a portfolio company of the Company. To the contrary, the Company’s shareholders benefit from the fact that Asset Manager, like the Company, will be extensively regulated by the Commission. The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and the 1934 Act and Asset Manager, as a registered investment adviser, will be required to comply with the Advisers Act.

E.	Allowing the Company to Form and Continue to Invest in Asset Manager is Appropriate in the Public Interest

Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set. Such growth is important to the Company’s continued success. The Company further submits that Section 12(d)(3) should not prevent the Company’s shareholders from realizing the substantial benefits to be obtained through the Company’s formation and continued ownership of Asset Manager.

The Company also believes that the requested relief does not pose the concerns meant to be addressed by Section 12(d)(3) and furthers the purposes of BDCs, in general. As mentioned previously, the 1940 Act was amended in 1980 in part “to facilitate the activities of business development companies, [and] to encourage the mobilization of capital for new, small and medium-size and independent business . . . .”37 This Congressional intent will be furthered by permitting the Company to form and continue to invest in Asset Manager. In addition, the Company will be able to leverage its investment knowledge to support Asset Manager’s portfolio’s growth and investments in similar investments. If the requested relief is not granted, the Company will be forced to forego any investment in Asset Manager due to the inevitable consequence of having to dispose of its interests in Asset Manager if, as expected, it is required to become a registered investment adviser. Being effectively prohibited from creating and investing in Asset Manager will result in economic loss for the Company and its shareholders in the form of foregone potential revenue that the operation of Asset Manager is reasonably anticipated to provide.

[37]	See Small Business Investment Incentive Act of 1980, supra note 29.

F.	Conclusion

For the foregoing reasons, the Company respectfully requests that the Commission issue an Order under Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act, to the extent necessary, to permit the Company to continue to hold up to 100% of the outstanding equity interests of Asset Manager, and to make additional investments in the Asset Manager, following such time as Asset Manager is required to register as an investment adviser under the Advisers Act on the basis that such investment is in the best interests of the Company and its shareholders and that requiring the Company to forego such investment due to the inevitable consequence of having to sell any ownership interest (the probable outcome if such Order is not granted), thus losing the potential revenue stream that the operation of Asset Manager is reasonably anticipated to provide, would result in economic harm to the Company’s shareholders.

VII.	CONDITIONS

The Company agrees that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.	The Company will not dispose of the voting interests of Asset Manager if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests or equity interests of Asset Manager unless the Company disposes of 100 percent of its interests in Asset Manager.

2.	The Board will review at least annually the investment management business of the Company and Asset Manager in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of Asset Manager and, if appropriate, will approve (by at least a majority of the directors of the Company who are not “interested persons” of the Company as defined by the 1940 Act) at least annually, such continuation.

VIII.	AUTHORIZATION

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A. The filing of this Application for the Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by resolutions duly adopted by the Company’s Board on July 31, 2013 (attached as Exhibit B).

All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company and Asset Manager by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application on this 2nd day of August, 2013.

BLACKROCK KELSO CAPITAL CORPORATION

By:	/s/ James R. Maher

Name:	James R. Maher

Title:	Chief Executive Officer

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of BlackRock Kelso Capital Corporation; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James R. Maher

Name:	James R. Maher

Title:	Chief Executive Officer

Date: August 2, 2013

Exhibit B

Resolutions of

BlackRock Kelso Capital Corporation Board of Directors

WHEREAS, BlackRock Kelso Capital Corporation, a Delaware corporation (the “Corporation”) anticipates that it will own 100% of the equity and voting interests in an asset manager that is expected to be formed at a later time (the “Asset Manager”); and

WHEREAS, the board of directors (the “Board of Directors”) of the Corporation anticipates that the Asset Manager will be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Board of Directors believes that the ability to own and invest in, and to continue to own and invest in, the Asset Manager is in the best interest of the Corporation and its stockholders; and

WHEREAS, the Corporation’s ownership of and investment in, and continued ownership of and investment in, a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), which relief must be obtained from the SEC; and

WHEREAS, the Board of Directors has reviewed a draft of the exemptive application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to own and invest in, and to continue to own and invest in a registered investment adviser (the “Exemptive Application”);

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as designated herein), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form as has been previously provided to and considered by the Board of Directors, together with such changes therein and modifications thereto as are determined necessary, advisable or appropriate by any of the Authorized Officers; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that any Authorized Officer of the Corporation be, and each of them hereby is, authorized on behalf of the Corporation to do and perform or cause to be done and performed, in the name of the Corporation, such acts and to pay or cause to be paid by the Corporation such costs and expenses, and to execute and deliver or cause to be executed and delivered by or on behalf of the Corporation such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of the Corporation, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions or actions contemplated thereby, or to comply with the requirements of the filings and documents approved and authorized by the foregoing resolutions.

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Corporation shall be the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and the Corporate Secretary.

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